

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 21, 2008

Mr. Darcy Krell
Chief Financial Officer
Gemstar Resources Ltd.
220 Decourcy Drive
Gabriola Island, British Columbia, Canada V0R 1X0

> **Re:** **Gemstar Resources Ltd.**
> **Form 20-F for Fiscal Year Ended January 31, 2007**
> **Filed June 20, 2007**
> **File No. 001-31799**

Dear Mr. Krell:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief